Exhibit 17.1
To the Board of Guaranty Savings Bank,

I hereby voluntarily resign my positions as a member of the boards of directors of GS Financial Corp. and Guaranty Savings Bank, including all committees of the boards, effective immediately.  Please note that my resignation is not because of any disagreement with the company or the bank on any matter relating to the operations, policies or practices of the company or the bank.  Over the past several months, I have enjoyed serving with you and wish you much success as you continue to lead the Bank.   I appreciate the warm welcome you showed me and have learned a lot about your passion to make Guaranty the best Bank in the region.   If there is anything I can do for you please do not hesitate to ask.

Warm regards,

Martin S. Friedman